UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Central Securities Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock $1.00 per share par value
         Convertible Preference Stock, $2.00 Series D without par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                           Common Stock - 155123-10-2
                   Convertible Preference Stock - 155123-40-9
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                               Wilmot H. Kidd, III
                                    President
                         Central Securities Corporation
                                 375 Park Avenue
                            New York, New York 10152
                                 (212) 688-3011
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 30, 1999
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (section)240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (section)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No. 155123-10-2                 13D                    Page 2 of 15 Pages
          155123-40-9
-------------------------                              -------------------------

-------------- -----------------------------------------------------------------
      1
               NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Wilmot H. Kidd, III   S.S. # ###-##-####
-------------- -----------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |X|
                                                                    (b)      |_|
-------------- -----------------------------------------------------------------
      3
               SEC USE ONLY
-------------- -----------------------------------------------------------------
      4
               SOURCE OF FUNDS*

               00

-------------- -----------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

-------------- -----------------------------------------------------------------
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------- -----------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
     NUMBER OF           7
                                SOLE VOTING POWER
      SHARES
                                0 shares of Common Stock and 0 shares of
                                Convertible Preference Stock (See Item 5)
                     ---------- ------------------------------------------------

   BENEFICIALLY          8
                                SHARED VOTING POWER
     OWNED BY
                                1,904,776 shares of Common Stock and 0 shares of Convertible Preference Stock (See Item 5)
                     ---------- ------------------------------------------------

       EACH              9
                                SOLE DISPOSITIVE POWER
     REPORTING
                                0 shares of Common Stock and 0 shares of
                                Convertible Preference Stock  (See Item 5)
                     ---------- ------------------------------------------------

      PERSON            10
                                SHARED DISPOSITIVE POWER
       WITH
                                1,904,776 shares of Common Stock and 0 shares of Convertible Preference Stock (See Item 5)
-------------------- ---------- ------------------------------------------------
-------------- -----------------------------------------------------------------
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,904,776 shares of Common Stock and 0 shares of Convertible Preference Stock (See Item 5)

-------------- -----------------------------------------------------------------
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
-------------- -----------------------------------------------------------------

     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               11.9% of Common Stock
-------------- -----------------------------------------------------------------

     14
               TYPE OF REPORTING PERSON*

               Individual
-------------- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 155123-10-2                 13D                    Page 3 of 15 Pages
          155123-40-9
-------------------------                              -------------------------

-------------- -----------------------------------------------------------------
      1
               NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Julie J. Kidd  S.S. # ###-##-####
-------------- -----------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |X|

                                                                    (b)      |_|
-------------- -----------------------------------------------------------------
      3
               SEC USE ONLY
-------------- -----------------------------------------------------------------
      4
               SOURCE OF FUNDS*

               00

-------------- -----------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         |_|

-------------- -----------------------------------------------------------------
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------- -----------------------------------------------------------------
------------------------- --------- --------------------------------------------
                             7
       NUMBER OF                    SOLE VOTING POWER

         SHARES                     0 shares of Common Stock and 0 shares of
                                    Convertible Preference Stock  (See Item 5)
                          --------- --------------------------------------------
                             8
      BENEFICIALLY                  SHARED VOTING POWER

                                    1,904,776 shares of Common Stock  and 0
                                    shares of Convertible Preference Stock
                                    (See Item 5)
        OWNED BY
                          --------- --------------------------------------------
                             9
          EACH                      SOLE DISPOSITIVE POWER

                                    0 shares of Common Stock and 0 shares of
                                    Convertible Preference Stock (See Item 5)
       REPORTING
                          --------- --------------------------------------------
                             10
      PERSON WITH                   SHARED DISPOSITIVE POWER

                                    1,904,776 shares of Common Stock  and 0
                                    shares of Convertible Preference Stock
                                    (See Item 5)
------------------------- --------- --------------------------------------------
-------------- -----------------------------------------------------------------
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,904,776 shares of Common Stock and 0 shares of Convertible Preference Stock (See Item 5)
-------------- -----------------------------------------------------------------
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
-------------- -----------------------------------------------------------------
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               11.9% of Common Stock
-------------- -----------------------------------------------------------------
     14
               TYPE OF REPORTING PERSON*

               Individual
-------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 155123-10-2                 13D                     Page 4 of 15 Pages
          155123-40-9

     This Amendment No. 3 to Schedule 13D is being filed by Mr. Wilmot H. Kidd, III and his wife, Mrs. W. H. Kidd, to reflect changes in ownership as a result of the call for redemption of the Convertible Preference Stock, $2.00 Series D, of Central Securities Corporation, and other changes in ownership since the filing of Amendment No. 2 to Schedule 13D. Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, a copy of the written agreement between Mr. Kidd and Mrs. Kidd agreeing that this Amendment No. 3 is filed on behalf of each of them is filed herewith as Exhibit A. The Schedule 13D is hereby amended and restated as follows:

Item 1.  Security and Issuer.
         -------------------

      This statement relates to shares of the common stock, $1.00 par value per share ("Common Stock") and to shares of a series of preference stock, without par value per share, denominated Convertible Preference Stock, $2.00 Series D ("Series D Stock"), of Central Securities Corporation, a Delaware corporation ("Central"). The address of the principal executive office of Central is 375 Park Avenue, New York, New York 10152.

Item 2.  Identity and Background.
         -----------------------

      This statement is filed by Mr. Wilmot H. Kidd, III whose business address is 375 Park Avenue, New York, New York 10022. Mr. Kidd's principal occupation is President of Central,

CUSIP No. 155123-10-2                 13D                     Page 5 of 15 Pages
          155123-40-9


a registered closed-end investment company, located at 375 Park Avenue, New York, New York 10152.

      During the last five years, Mr. Kidd has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Kidd is a citizen of the United States.

      This statement is also filed by Mrs. W. H. Kidd whose business address is 1060 Park Avenue, New York, New York 10028. Mrs. Kidd's principal occupation is President and Trustee of the Christian A. Johnson Endeavor Foundation, a private charitable foundation located at 1060 Park Avenue, New York, New York 10028.

      During the last five years, Mrs. Kidd has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 155123-10-2                 13D                     Page 6 of 15 Pages
          155123-40-9

     Mrs. Kidd is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration.
        -------------------------------------------------

      Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Common Stock in open market transactions as well as by gift from Mrs. Christian A. Johnson (the mother of Mrs. Kidd). In addition, Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members have also acquired shares of Common Stock from the estate of Mrs. Christian A. Johnson (of which Mrs. Kidd is executrix).

      Mr. Kidd also acquired shared power to vote and dispose of 25,925 shares of Common Stock which are held in a trust for the benefit of the children of Mr.
C. Carter Walker, Jr. (the "Walker Trust") when Mr. Kidd was named a co-trustee of the Walker Trust on June 18, 1999. The Walker Trust has acquired the shares of Common Stock in open market or privately negotiated transactions.

      Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Series D Stock directly from Central as part of its stock dividend distributions to

CUSIP No. 155123-10-2                 13D                     Page 7 of 15 Pages
          155123-40-9


stockholders. In addition, Mrs. Kidd, a trust for the benefit of her children and a trust for the benefit of Mrs. Kidd's brother have acquired shares of Series D Stock from the estate of Mrs. Christian A. Johnson (of which Mrs. Kidd has been appointed executrix).

Item 4.  Purposes of Transaction.
         -----------------------

      In connection with the call for the redemption of the Series D Stock on August 1, 1999, Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of Mrs. Kidd or their children and a trust for the benefit of Mrs. Kidd's brother surrendered an aggregate of 54,501 shares of Series D Stock for conversion on July 30, 1999 into an aggregate of 199,034 shares of Common Stock. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members and the Walker Trust acquired the shares of Common Stock and/or Series D Stock for the purposes of investment.

      Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of Mrs. Kidd, their children or other family members and the Walker Trust may, subject to their relationship with Central, their evaluation of Central's business and business prospects, and upon future developments, including, but not limited to, availability of funds, market performance of the Common Stock, general economic conditions, and other factors, acquire additional shares of Common Stock from time to time,

CUSIP No. 155123-10-2                 13D                     Page 8 of 15 Pages
          155123-40-9


through open market and/or privately negotiated transactions, as they may determine in their judgment. Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of Mrs. Kidd, their children or other family members or the Walker Trust may also at any time determine to dispose of a portion or all of the Common Stock owned by them. Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of Mrs. Kidd, their children or other family members and the Walker Trust have no present plans or proposals which relate to or would result in (a) the acquisition of additional securities of Central (other than by distribution to stockholders generally of stock dividends) or the disposition of securities of Central; (b) any extraordinary corporate transaction involving Central; (c) the disposition of material amount of assets of Central; (d) any change in the present Board of Directors or management of Central; (e) any material change in the present capitalization or dividend policy of Central; (f) any other material change in Central's business or corporate structure; (g) any changes in Central's Certificate of Incorporation or By-Laws; (h) any class of securities of Central being delisted from a national securities exchange; (i) a class of equity security of Central becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. However, as noted above, Central has redeemed

CUSIP No. 155123-10-2                 13D                     Page 9 of 15 Pages
          155123-40-9

the Series D Stock on August 1, 1999 and in connection therewith the Series D Stock will be removed from listing and registration on the American Stock Exchange.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


      Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of Mrs. Kidd, their children or other family members and the Walker Trust beneficially own an aggregate of 1,904,776 shares of Common Stock, which is approximately 11.9% of the outstanding shares of Common Stock as of July 30, 1999.

      Mr. Kidd has shared power with Mrs. Kidd to vote and dispose of 317,993 shares of Common Stock owned by Mr. Kidd. Mr. Kidd has shared power to vote and dispose of 1,507,029 shares of Common Stock, which are owned by Mrs. Kidd or held in trusts for the benefit of Mrs. Kidd, their children or other family members or held in the estate of Mrs. Kidd's mother (of which Mrs. Kidd is executrix) or held in the Walker Trust. Mr. Kidd has no power to vote or to dispose of 79,754 shares of Common Stock which are held in a trust for the benefit of his children.

      Mr. Kidd disclaims beneficial ownership of the aggregate of 1,586,783 shares of Common Stock owned by Mrs. Kidd or held in the estate of Mrs. Kidd's mother or in trusts for the benefit of Mrs. Kidd, their children or other family members or held in the Walker Trust.

CUSIP No. 155123-10-2                 13D                    Page 10 of 15 Pages
          155123-40-9

     Mrs. Kidd has shared power with Mr. Kidd to vote and dispose of 333,422 shares of Common Stock owned by Mrs. Kidd. Mrs. Kidd has shared power to vote and dispose of 1,465,675 shares of Common Stock which are owned by Mr. Kidd or held in the estate of her mother (of which she is executrix), or are held in trusts for the benefit of herself, her children or other family members. Mrs. Kidd has no power to vote or to dispose of 79,754 shares of Common Stock which are held in a trust for the benefit of her children or 25,925 shares of Common Stock which are held in the Walker Trust (of which Mr. Kidd is co-trustee).

     Mrs. Kidd disclaims beneficial ownership of the aggregate of 1,102,370 shares of Common Stock owned by Mr. Kidd or held in trusts for the benefit of their children or other family members or held in the Walker Trust.

     Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of their children or other family members and the Walker Trust have not effected any transactions in the Common Stock during the past sixty days except as follows:

     1. On June 18, 1999 Mr. Kidd acquired shared power to vote and dispose of 25,925 shares of Common Stock which are held in the Walker Trust upon being named a co-trustee of the Walker Trust.

     2. On July 30, 1999 Mr. Kidd acquired 20,827 shares of Common Stock upon conversion of 5,703 shares of Series D

CUSIP No. 155123-10-2                 13D                    Page 11 of 15 Pages
          155123-40-9

Stock.

     3. On July 30, 1999 Mrs. Kidd acquired 70,348 shares of Common Stock upon conversion of 19,263 shares of Series D Stock.

     4. On July 30, 1999 certain trusts for the benefit of Mr. and Mrs. Kidd's children or other family members accquired an aggregate of 107,859 shares of Common Stock upon conversion of an aggregate of 29,535 shares of Series D Stock.

     5. On August 4, 1999 a charitable lead trust of which Mrs. Kidd is trustee, by its terms, disbursed 1,303 shares of Common Stock to a charitable foundation.

     Mr. Kidd, Mrs. Kidd, certain trusts for the benefit of their children or other family members and the Walker Trust have not effected any transactions in the Series D Stock during the past sixty days other than the surrender for conversion into Common Stock of the aggregate of 54,501 shares of Series D Stock in connection with the call for the redemption of the Series D Stock on August 1, 1999.

     The estate of Mrs. Christian A. Johnson, of which Mrs. Kidd is the executrix, has not effected any transactions in the Common Stock or the Series D Stock during the past sixty days. Other than as described above, Mr. and Mrs. Kidd have not effected any transactions in the Common Stock or the Series D Stock during the past sixty days. As of July 30, 1999 Mr. and

CUSIP No. 155123-10-2                 13D                    Page 12 of 15 Pages
          155123-40-9

Mrs. Kidd ceased to own beneficially any shares of the Series D Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the issuer.
          -----------------------------------------------------

          None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         The following exhibit is filed herewith:

Exhibit Number                      Exhibit
--------------                      -------

      A Agreement regarding joint filing of this Amendment No. 3 to Schedule 13D.

CUSIP No. 155123-10-2                 13D                    Page 13 of 15 Pages
          155123-40-9

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Wilmot H. Kidd, III
                                      ------------------------------
                                         Mr. Wilmot H. Kidd, III

CUSIP No. 155123-10-2                 13D                    Page 14 of 15 Pages
          155123-40-9

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Julie J. Kidd
                                      ----------------------------
                                         Mrs. W. H. Kidd

CUSIP No. 155123-10-2                 13D                    Page 15 of 15 Pages
          155123-40-9

                                    Exhibit A

                                    Agreement
                                    ---------

      By this Agreement, the undersigned agree that the Amendment being filed on or about this date with respect to the undersigneds' beneficial ownership of shares of Common Stock and Series D Stock of Central Securities Corporation is being filed on behalf of each of them.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be one and the same instrument. Dated as of: August 10, 1999

                                        /s/ Wilmot H. Kidd
                                    --------------------------------
                                        Mr. Wilmot H. Kidd, III


                                        /s/ Julie J. Kidd
                                    --------------------------------
                                        Mrs. W. H. Kidd